SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D
                     Under the Securities Exchange Act of 1934

                                AUTOINFO, INC.
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                  052777109
                               (CUSIP Number)

                              Robert G. Risher
                             3800 Greenhouse Rd.
                              Houston, TX 77084
                               (713) 467-1667
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Reporting Person)

                              January 5, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ] .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.     052777109
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.  of
    Above Persons:

                   Robert G. Risher
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       514,600
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  514,600
ing Person
With              (10) Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   514,600

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):   6.4%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN

Item 1. Security and Issuer

     This statement relates to the Common Stock, $0.01 par value ("Common Stock") of AUTOINFO, INC. ("Issuer"). The principal executive offices of the Issuer are presently located at One Paragon Drive, Suite 255, Montvale, New Jersey 07645.

Item 2.  Identity and Background

     The Reporting Person is Robert G. Risher, 3800 Greenhouse Road, Houston Texas 77084. The Reporting Person is retired. Mr. Risher purchased the 514,600 shares of Common Stock for investment purposes.

    Robert G. Risher, during the last five (5) years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Robert G. Risher, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The above individual is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person has purchased Common Stock over a number of years at prices ranging from over $3.00 per share to less than $0.50 per share. His most recent purchase of 70,000 shares of Common stock triggered his filing obligation under this Schedule 13D. The Reporting Person paid a total of $31,500 ($0.45 per share) in exchange for the 70,000 shares of Common Stock he most recently purchased. The source of the funds was from the Reporting Person's working capital.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to provide the Reporting Person with Common Stock of the Issuer as part of its investment portfolio.

     The Reporting Person is not a Director or Officer of the Issuer.

     The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of January 5, 1998 the Reporting Person had an interest in the Securities of the Issuer as follows:

     Name: Robert G. Risher
     No. of Shares: 514,600
     Voting Power: Sole
     Disposition Power: Sole
     Aggregate Percentage Beneficially Owned*: 6.4%

     *Based upon 8,018,752 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1997.

     During the past Sixty (60) days, the Reporting Person purchased 70,000 shares of Common Stock at a price of $0.45 per share. All shares of Common Stock were purchased in open market transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not Applicable

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1998


                       /s/Roberg G. Risher
                       Robert G. Risher